Exhibit 12

TRATON SE | Dachauer Strasse 641 80995 Munich | Germany Board of Directors Navistar International Corporation 2701 Navistar Drive Lisle, IL 60532 USA	October 14, 2020

Chairman of the supervisory board:

Hans Dieter Pötsch

Executive Board:

Matthias Gründler (Chairman)

A. Roberto Cortes

Henrik Henriksson

Christian Levin

Christian Schulz

Dr. Ing. h.c. Andreas Tostmann

TRATON SE

Registered seat:

Munich / Germany

Registration court:

Amtsgericht München

Commercial register

HRB no. 246068

Attention:           Troy A. Clarke
Executive Chairman

Subject: Confirmation of proposal

Gentlemen:

As you know, on January 30, 2020, TRATON SE (“TRATON”) submitted to the Board of Directors of Navistar International Corporation (“Navistar” or the “Company”) a proposal to acquire all outstanding shares of common stock of Navistar not already owned by TRATON at a price of $35 per share, in cash.

In response to feedback from Navistar’s Board, on September 10, 2020 we increased our proposal to $43 per share, and on that basis Navistar has allowed TRATON to perform due diligence on the Company over the past weeks. As we have indicated in our discussions, our findings in due diligence lead us to believe that our price of $43 per share fully values the Company.

We still believe that this price of $43 per share reflects an extremely attractive premium to Navistar shareholders (a premium of 46% over Navistar’s 90-day volume weighted average price of $29.37 as of September 9, 2020, and a premium of 79% over Navistar’s unaffected price on the day before our January 30, 2020 proposal).

Therefore, we hereby confirm that $43 per share in cash represents our best and final offer (and is subject to negotiation and execution of mutually acceptable definitive documentation, and approval of the agreed transaction by the relevant boards at TRATON and at Volkswagen Aktiengesellschaft).

This proposal will expire and be deemed withdrawn, with no further action on our part, on Friday, 16 October 2020, at 6pm CET, unless prior to that time you have notified us in writing of your willingness to proceed with discussions with a view to entering into a transaction at that price.

If that is not the case, we will terminate discussions between the companies.

We would note that the proposal in this letter is an expression of intent only, and shall not create any legally binding obligations. No such obligations shall arise unless and until execution and delivery of mutually acceptable definitive documentation by the parties thereto.

Very truly yours,

TRATON SE

/s/ Matthias Gründler	/s/ Christian Schulz
Matthias Gründler, CEO	Christian Schulz, CFO

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